EXHIBIT 99.1

Vox Royalty Announces Inclusion in MVIS® Global Junior Gold Miners

Index and VanEck Junior Gold Miners ETF (GDXJ)

DENVER – March 16, 2026 – Vox Royalty Corp. (NASDAQ: VOXR) (TSX: VOXR) (“Vox” or the “Company”), a returns-focused mining royalty and streaming company, is pleased to announce that it has been added to the MVIS® Global Junior Gold Miners Index (“MVGDXJ”), the underlying benchmark index for the VanEck Junior Gold Miners ETF (“GDXJ”).

The change will become effective prior to the market open on Monday, March 23, 2026, pursuant to the GDXJ’s semi-annual review and quarterly rebalance.

Kyle Floyd, Chief Executive Officer, commented: “Our inclusion in the GDXJ marks an important milestone and underscores the growing recognition of Vox Royalty among both generalist and mining-focused investors. This inclusion reflects the increased liquidity following our addition to the Russell 2000 Index, alongside significant growth in our precious metals royalty revenue and net precious metals income. This achievement is a testament to the hard work and dedication of our team and positions Vox to attract a broader base of investors, while providing enhanced liquidity for current and future shareholders.”

About the GDXJ

The GDXJ is a globally recognized exchange-traded fund that tracks small-cap companies primarily involved in gold and silver development and mining. Inclusion in this ETF may increase Vox’s common share liquidity and further position Vox as an investment opportunity for investors seeking to obtain exposure to a diverse collection of precious metals projects in top mining jurisdictions globally. The GDXJ is one of the largest exchange-traded funds dedicated to junior gold and silver companies, with approximately US$10.3 billion in total net assets.

For more information on the GDXJ, please visit: https://www.vaneck.com/us/en/investments/junior-gold-miners-etf-gdxj/overview/.

For more information on the MVGDXJ, please visit: https://www.marketvector.com/indexes/hard-asset/mvis-global-junior-gold-miners.

About Vox

Vox Royalty Corp. (NASDAQ: VOXR | TSX: VOXR) is a returns-focused mining royalty and streaming company built on disciplined capital allocation and risk-adjusted value creation. The Company holds a diversified portfolio of over 70 royalties and streams, including 12 producing and 25 development stage assets, with primary exposure to gold and select base and industrial metals across top tier mining jurisdictions. Founded in 2014, Vox combines a technically driven team, early catalyst identification, and a proprietary royalty database to generate convex, long-term returns and deliver superior investment outcomes for shareholders.

Further information on Vox can be found at www.voxroyalty.com.

For further information, please contact:

Kyle Floyd
Chief Executive Officer
info@voxroyalty.com (720) 602-4223

Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, statements regarding potential increased liquidity following GDXJ inclusion, statements regarding expected inclusion in the GDXJ and timing for rebalancing effectiveness in connection therewith.

The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

None of the TSX, its Regulation Services Provider (as that term is defined in policies of the TSX) or The Nasdaq Stock Market LLC accepts responsibility for the adequacy or accuracy of this press release.